Exhibit 99.1

LAKE SHORE GOLD CONTINUES TO INTERSECT SIGNIFICANT GOLD MINERALIZATION AT 144 GAP ZONE, EXTENDS ZONE ALONG STRIKE AND TOWARDS SURFACE

•	Drilling extends 144 Gap Zone 50 m towards surface (Key intercepts: 8.81 gpt/8.2 m, 15.95 gpt/4.9 m, 5.09 gpt/17.5 m, 7.94 gpt/8.6 m, 6.23 gpt/11.2 m and 3.11 gpt/31.0 m)

•	High-grade core of 144 Gap Zone extended 50 m to west (Key intercepts: 11.79 gpt/21.1 m within broader intercept of 5.74 gpt/55.0 m, also 4.87 gpt/22.3 m, 8.14 gpt/15.1 m, 8.40 gpt/9.0 m)

•
Drilling in untested areas intersects new zones of gold mineralization in the northeast portion of 144 Gap Zone  (Key intercepts: 5.40 gpt/12.9 m, 8.83 gpt/6.1 m, 5.0 gpt/4.4 m, 3.39 gpt/15.9 m, 9.24 gpt/3.7 m, 5.28 gpt/5.0 m)

•	Dimensions of the 144 Gap Zone extended to 400 metres along strike and 400 metres of vertical height, with Zone open for continued expansion

•	High-grade core increased to at least 300 metres of vertical height, 50 to 125 metres of width and 75 to 125 metres of strike length

•	New results confirm presence of multiple areas of mineralization within broader structure.

TORONTO, ONTARIO -- (Marketwired – April 27, 2015 ) - Lake Shore Gold Corp. (TSX:LSG) (NYSE MKT:LSG) ("Lake Shore Gold" or the "Company") today announced results from an additional 22 drill holes and five wedge holes, involving 29,089 metres (“m”) of drilling, at the Company’s 144 Exploration Area (“144”). 144 is located immediately southwest of the Timmins West Mine Thunder Creek Deposit and covers about 4.0 kilometres of the same volcanic/ultramafic, intrusive/sedimentary contact (the “TC-144 Trend”) that hosts both Thunder Creek and Timmins Deposit. The current drill program, launched in August 2014, is largely focused on the area immediately adjacent to Thunder Creek (the “144 Gap”), where a new discovery was announced in October 2014.

Tony Makuch, President and CEO of Lake Shore Gold, commented: “The new drill results continue to expand the overall size of the 144 Gap Zone, have extended the high-grade core another 50 m and have identified new zones of gold mineralization in previously undrilled areas. The fact that many of our holes are intersecting multiple areas of gold mineralization within the broader 100 m wide structure is very encouraging and supports our view that we have discovered a significant gold system at the 144 Gap. We have seven drills working on site, and are pleased with the performance and progress of the surface drilling program. Our underground exploration drill drift has advanced over 275 m and we plan to begin underground drilling here in the third quarter.

“To put the progress we have achieved at the 144 Gap Zone in perspective, we have advanced from discovery hole to identifying a large gold system in less than six months. Our surface drilling program has proven very successful in demonstrating the overall potential of the Zone, with the upcoming underground program designed to complete tighter-spaced drilling that will help us quantify the size of the resource.  We remain on track to establish a first resource for the 144 Gap Zone for the end of the year, to be released early in 2016.”

Six holes and three wedge holes (Hwy-15-90, 91, 94, 97, 98, 102, 48W2, 52W1 and 52W2) tested near the current western limit of the 144 Gap Zone. Results from the holes confirm the presence of a wide, high-grade core and expand both the Zone and the high-grade core by a minimum of 50 m westwards. Significant new intercepts being reported include: 5.74 gpt over 55.0 m,  including 11.79 gpt over 21.1 m, 4.87 gpt over 22.3 m and 6.52 gpt over 4.4 m from Hwy-14-48W2, 8.14 gpt over 15.10 m, 3.28 gpt over 44.0 m from Hwy-14-52W2, 8.40 gpt over 9.0 m and 3.63 gpt over 8.5 m from Hwy-15-94 and 4.75 gpt over 10.2 m, 4.11 gpt over 9.0 m, 3.93 gpt over 8.5 m, 10.30 gpt over 2.0 m and 13.46 gpt over 2.3 m from Hwy-15-90.

An additional six holes and one wedge hole (Hwy-15-87, 95, 99, 100, 105, 106 and 87W1) from the new program were drilled to test mineralization near the previous upper limit of mineralization and extended the zone by a minimum of 50 m up dip of previous results to within 600 m of surface. Key intercepts include: 8.81 gpt over 8.2 m, 15.95 gpt over 4.9 m and 5.09 gpt over 17.5 m from Hwy-15-106, 7.94 gpt over 8.60 m, 6.23 gpt over 11.2 m and 4.70 gpt over 6.6 m from Hwy-15-87W1, 7.74 gpt over 4.0 m, 3.63 gpt over 14.5 m, 30.91 gpt over 2.3 m and 3.11 gpt over 31.0 m from Hwy-15-87, 4.76 gpt over 7.0 m from Hwy-15-95 and 7.95 gpt over 2.9 m and 9.10 gpt over 2.60 m in Hwy-15-99.

Ten holes and one wedge hole (Hwy-15-83, 85, 86, 88, 89, 92, 93, 96, 101, 103 and 63W1) were drilled towards untested gaps located to the northeast of the thick, high-grade core and encountered  several new zones.  Among significant results were 5.40 gpt over 12.9 m and  4.02 gpt over 5.6 m in Hwy-15-89, 8.83 gpt over 6.1 m and 5.0 gpt over 4.4 m from Hwy-15-83, 3.39 gpt over 15.9 m and  9.24 gpt over 3.7 m in Hwy-15-88 and 5.28 gpt over 5.0 m from Hwy-15-103.

Recent interpretations continue to suggest that the mineralization at 144 Gap is contained within a broad zone of hydrothermal alteration and deformation measuring up to 100 m wide and closely  associated with syenite intrusions, quartz veining, pyrite, scheelite and/or galena and multiple occurrences of visible gold. Some of the best mineralization identified to date is contained in a thick, high-grade core located near the current west limit of drilling. As a result of the new drill results, the minimum dimensions of the 144 Gap Zone have been extended to 400 m of vertical height and 400 m of strike length. Minimum dimensions for the thick, high-grade core are estimated at 300 m in vertical height, 50 to 125 m in width and 75 to 125 m in strike length. The overall mineralized system is interpreted to have a moderate to steep easterly plunge.

Holes Hwy-15-91, 97, 98 and 102 are believed to have passed below the lower plunge limit for the thick, high-grade core zone and Hwy-15-85, 86, 92, 93, 105 and 63W1 passed above the upper plunge limit. Hwy-15-96 and 101 intersected a thick diabase dike at the projected zone location.

Qualified Person

The Qualified Person (“QP”) for Lake Shore Gold’s drill program at the 144 is Eric Kallio, Senior Vice-President Exploration, P.Geo. Mr. Kallio, as a QP, has prepared or supervised the preparation of the scientific or technical information for the property and verified the data disclosed in this press release. Mr. Kallio is an employee of Lake Shore Gold.

Quality Control

Lake Shore Gold has implemented a quality-control program to ensure best practice in the sampling and analysis of the drill core. Assays have been completed using a standard fire assay with a 30-gram aliquot. For samples that return a value greater than 10 grams per tonne gold, the sample is fire assayed with a gravimetric finish.  Select zones with visible gold are tested by pulp metallic analysis. NQ size drill core is saw cut and half the drill core is sampled in standard intervals. The remaining half of the core is stored in a secure location. The drill core is shipped in security sealed bags for preparation and analysis at either ALS Canada Ltd. or Activation Laboratories. Preparation for ALS Canada Ltd is at facilities in either Sudbury, ON, or Val d’Or Quebec with the pulps being shipped to the ALS Minerals assay laboratory facility in Val d’Or, Quebec (or rarely in North Vancouver, B.C for fire assay.  These ALS Minerals facilities are all registered ISO 9001-2008 (CERT-0051527).  The Val d’Or assay laboratory is SCC ISO/IEC 17025:2005 Accredited (#689) and the North Vancouver, BC assay laboratory is also SCC ISO/IEC 17025:2005 Accredited (#579). All preparation and analysis for Activation Laboratories is completed at their Laboratory in Timmins, ON. Activation Laboratories Ltd. is ISO 9001 certified and follows their fully certified main Ancaster, Ontario Lab analytical procedures.

About Lake Shore Gold

Lake Shore Gold is a Canadian-based gold producer with operations based in the Timmins Gold Camp of Northern Ontario. The Company produces gold from two mines, Timmins West and Bell Creek, with material being delivered for processing to the Bell Creek Mill. In addition to current mining and milling operations, the Company also has a number of highly prospective projects and exploration targets, all located in and around the Timmins Camp. The Company’s common shares trade on the TSX and NYSE MKT under the symbol LSG.

FORWARD-LOOKING STATEMENTS

Certain statements in this press release relating to the Company's expected production levels, production growth, exploration activities, potential for increasing resources, project expenditures and business plans are "forward-looking statements" or "forward-looking information" within the meaning of certain securities laws, including under the provisions of Canadian provincial securities laws and under the United States Private Securities Litigation Reform Act of 1995 and are referred to herein as "forward-looking statements." The Company does not intend, and does not assume any obligation, to update these forward-looking statements. These forward-looking statements represent management's best judgment based on current facts and assumptions that management considers reasonable, including that operating and capital plans will not be disrupted by issues such as mechanical failure, unavailability of parts, labour disturbances, interruption in transportation or utilities, or adverse weather conditions, that there are no material unanticipated variations in budgeted costs, that contractors will complete projects according to schedule, and that actual mineralization on properties will be consistent with models and will not be less than identified mineral reserves. The Company makes no representation that reasonable business people in possession of the same information would reach the same conclusions. Forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. In particular, delays in development or mining and fluctuations in the price of gold or in currency markets could prevent the Company from achieving its targets. Readers should not place undue reliance on forward-looking statements. More information about risks and uncertainties affecting the Company is available in the Company's most recent Annual Information Form and other regulatory filings with the Canadian Securities Administrators, which are posted on sedar at www.sedar.com, or the Company’s most recent Annual Report on Form 40-F and other regulatory filings with the Securities and Exchange Commission.

FOR FURTHER INFORMATION PLEASE CONTACT:

Tony Makuch
President & CEO
(416) 703-6298

Mark Utting
Vice-President, Investor Relations
Lake Shore Gold
(416) 703-6298

Table 1: List of Significant Composite Intervals From New Drilling

Highway 144 Project - Significant Assay Results
Hole	Depth		From	To	Interval	Grade	Comments
Number	(m)		(m)	(m)	(m)	(gpt)
HWY-14-48W2	1200
	870m		819.00	821.40	2.40	6.31
	beyond wedge		837.90	892.90	55.00	5.74
		incl.	871.80	892.90	21.10	11.79
		which incl.	878.20	880.30	2.10	60.20	4 sites VG
		which incl.	891.00	892.90	1.90	24.28
			904.80	906.40	1.60	4.01
			913.90	936.20	22.30	4.87
		incl.	914.90	915.20	0.30	149.00
		incl.	923.70	924.10	0.40	56.60
			970.40	974.80	4.40	6.52
		incl.	974.50	974.80	0.30	34.70
			982.60	983.40	0.80	16.50
			1149.20	1152.10	2.90	7.16	contact zone
HWY-14-52W1	1165
	740m		875.10	877.20	2.10	4.29
	beyond wedge		883.80	885.80	2.00	7.01
			923.50	924.90	1.40	5.71
		incl.	923.90	924.90	0.40	19.90	VG
			955.70	957.10	1.40	8.59
			975.10	977.00	1.90	6.60
			990.00	991.80	1.80	7.83
			1023.40	1025.20	1.80	6.76
HWY-14-52W2	1119
	661m		908.00	952.00	44.00	3.28
	beyond wedge	incl.	917.10	922.20	5.10	7.57	4 sites VG
		which incl.	917.10	917.60	0.50	23.30	VG
			958.90	960.40	1.50	45.04
		incl.	959.90	960.40	0.50	133.00	coarse VG
			970.20	985.30	15.10	8.14
		incl.	970.20	973.80	3.60	20.08	VG
		incl.	980.30	980.80	0.50	25.20	VG
		incl.	984.10	985.30	1.20	22.75	VG

Highway 144 Project - Significant Assay Results
Hole	Depth		From	To	Interval	Grade	Comments
Number	(m)		(m)	(m)	(m)	(gpt)
HWY-15-83	1224
	assays reported on Feb-24		891.60	893.50	1.90	78.44
		incl.	893.00	893.50	0.50	292.00
			913.40	919.60	6.20	3.86
		incl.	919.30	919.60	0.30	41.30
			993.80	998.70	4.90	5.61
		incl.	998.10	998.7	0.60	23.80
			1002.00	1012.30	10.30	5.26
		incl.	1002.00	1003.00	1.00	21.80
	assays after Feb-24 PR		1071.40	1075.80	4.40	5.00
		incl.	1075.00	1075.30	0.30	28.20
			1093.30	1099.40	6.10	8.83
		incl.	1095.90	1096.60	0.70	39.30
		incl.	1098.50	1099.40	0.90	26.60
			1124.40	1126.00	1.60	7.22
HWY-15-87	1096
			789.50	791.20	1.70	3.23	VG
			804.00	818.50	14.50	3.63	VG
		incl.	815.90	816.40	0.50	66.10
			827.80	830.10	2.30	30.91
		incl.	827.80	828.60	0.80	86.60
			834.90	838.90	4.00	7.74
			854.20	885.20	31.00	3.11
HWY-15-87W1	1020
	672m		752.50	761.10	8.60	7.94
	beyond wedge	incl.	752.50	754.90	2.40	15.59
			769.30	772.80	3.50	3.09
			788.80	795.40	6.60	4.70
			806.40	851.70	45.30	3.14	VG
		incl.	806.40	817.60	11.20	6.23	3 sites VG
		which incl.	817.00	817.60	0.60	49.00
			870.70	872.00	1.30	5.12

Highway 144 Project - Significant Assay Results
Hole	Depth		From	To	Interval	Grade	Comments
Number	(m)		(m)	(m)	(m)	(gpt)
HWY-15-88	1428
			989.30	993.00	3.70	9.24
		incl.	991.60	992.30	0.70	21.30
			1026.00	1041.90	15.90	3.39	VG
		incl.	1028.90	1029.40	0.50	30.80
			1068.20	1069.90	1.70	5.49
			1075.90	1077.50	1.60	9.97
		incl.	1076.50	1077.00	0.50	24.70	VG
			1115.00	1116.90	1.90	3.66
			1162.00	1164.00	2.00	11.76
		incl.	1163.00	1164.00	1.00	23.40
			1236.00	1237.50	1.50	6.20
HWY-15-89	1401
			882.00	894.90	12.90	5.40	VG
		incl.	882.00	885.20	3.20	9.92
		incl.	894.40	894.90	0.50	37.10	coarse VG
			906.30	908.10	1.80	4.06
			924.30	929.80	5.50	3.36
			1310.00	1315.60	5.60	4.02
HWY-15-90	1206
			841.50	849.60	8.10	3.54
			858.00	867.00	9.00	4.11	VG
			875.80	886.00	10.20	4.75
		incl.	878.30	879.30	1.00	25.70
			891.00	894.00	3.00	10.30
		incl.	891.00	891.80	0.80	36.40
			973.50	975.80	2.30	13.46
		incl.	975.30	975.80	0.50	42.00
			991.40	999.90	8.50	3.93
		incl.	991.40	994.60	3.20	8.73
			1161.00	1164.50	3.50	3.56	contact zone
HWY-15-94	1140
			821.50	830.00	8.50	3.63
			853.10	854.60	1.50	7.96	VG
			864.30	873.30	9.00	8.40
		incl.	864.30	864.90	0.60	72.60
		incl.	872.70	873.30	0.60	20.70	VG
			892.50	895.50	3.00	4.09
			972.00	975.80	3.80	4.75

Hole	Depth		From	To	Interval	Grade	Comments
Number	(m)		(m)	(m)	(m)	(gpt)
HWY-15-95	1083
			694.50	698.40	3.90	4.24
			823.40	830.40	7.00	4.76
			958.60	961.50	2.90	5.33	contact zone
HWY-15-99	1014
			904.90	907.80	2.90	7.95
		Incl.	906.90	907.80	0.90	22.10
			936.60	939.20	2.60	9.10	contact zone
HWY-15-100	1086
			799.20	805.20	6.00	3.03
			808.50	810.00	1.50	4.59
			817.30	819.10	1.80	3.20
			835.10	840.80	5.70	4.80
HWY-15-101	1443
			743.20	746.30	3.10	5.40
			1379.00	1382.00	3.00	4.22	contact zone
HWY-15-103	1462
			956.40	961.40	5.00	5.28
		Incl.	956.90	957.40	0.50	40.10	VG
			972.40	974.40	2.00	3.26
			981.00	983.20	2.20	4.36
		Incl.	981.00	981.70	0.70	13.55
			1099.10	1100.40	1.30	6.67
HWY-15-106	1059
			786.60	794.80	8.20	8.81	VG
		Incl.	789.00	790.20	1.20	39.30
			830.00	834.90	4.90	15.95
		Incl.	832.20	833.00	0.80	89.50	Coarse VG
			852.70	870.20	17.50	5.09	VG
		Incl.	860.90	861.40	0.50	53.30	10% pyrite

Notes:
1)	Assays from upper portion of HWY-15-83 were released on February 24th, 2015.
2)	Assays from HWY-15-84 were released on February 24th, 2015.
3)	Holes: HWY14-63W1 (905 m beyond wedge), HWY-15-85 (1250 m), HWY-15-86 (1335 m),
HWY-15-91 (1391 m), HWY-15-92 (1152 m), HWY-15-93 (1230 m), HWY-15-97 (1071 m),
HWY-15-98 (1270 m), HWY-15-102 (984 m), and HWY-15-105 (744 m) generated low assay values.
4)	HWY-15-96 (1175m) and HWY-15-101 (1443m) encountered Diabase Dyke within the target area.
5)	Assays are reported uncut.
6)	True widths are not reported at this time.

Figure 1. 144 Gap Zone Geology Plan – Location of New Drill Holes

Note: Only new drill holes shown.

Figure 2. 144 Trend Geology Plan – Location of New Drill Holes

Note: Only new drill holes shown.

Figure 3. 3D Visual 144 Gap Zone (Looking Northwest)

Note: Only new holes labelled.